SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

     TELEMIG CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer ID (CNPJ/MF): 02558118/0001-65
Company Registry (NIRE): 3130002535-7
PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
held on April 24, 2008

Date, time and venue:
On April 24, 2008, at 10:00 a.m., at the headquarters of Telemig Celular Participações S.A. ("Telemig Participações" or "Company"), in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

Call Notice:
The shareholders of Telemig Participações were convened through a Call Notice published in the April 09, 10 and 11, 2008, editions of the Valor Econômico newspaper and the April 09, 10 and 11, 2008 editions of the State of Minas Gerais Official Gazette, pursuant to article 124, paragraph 1, item II, of Law 6404/76.

Attendance:
Shareholders representing more than 50% (fifty per cent) of the Company’s voting capital attended the meeting, as per the signatures in the Shareholders’ Attendance Book. Attending the meeting was also Adriano Salviato Salvi, Legal Officer of the subsidiary Telemig Celular S.A.

Presiding:
With the quorum required for the respective installation, pursuant to article 125, caput, of Law 6404/76, the Extraordinary Shareholders’ Meeting of Telemig Participações was called to order by Marcelo Luiz Pereira, as proxy for Marcus Roger Meireles Martins da Costa, the Company’s Corporate Services Officer, and subsequently took the chair, inviting Fabiana Paes Leme dos Reis to secretary the meeting.

Agenda:
To elect the members of the Fiscal Council, in view of the resignation by the members appointed by the controlling shareholder.

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This page is a part of the Minutes of the Extraordinary Shareholders’ Meeting of Telemig Celular Participações S.A.,
held on April 24, 2008, at 10:00 a.m.

Resolutions:

The reading of the agenda having been dispensed with, it was resolved, by unanimous vote of the attending shareholders, that the minutes of this Meeting would be drawn up in summary format, pursuant to article 130, paragraph 1, of Law 6404/76, granting shareholders the right to manifest opinions and/or dissent which will be filed at the Company’s headquarters.

Subsequently, the Chairman began discussing the sole item in the agenda, and the attending shareholders elected, by unanimous vote, the following persons as members of the Company’s Fiscal Council, in replacement of the members who resigned on April 3, 2008:

  Paula Bragança França Mansur, Brazilian, married, Economist, bearer of Identity Card RG no. 3774477, SSP-MG, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 706845966-87, domiciled in the City and State of São Paulo, with business address at Rua Martiniano de Carvalho, 851,12° andar, Bela Vista, São Paulo, SP, CEP 01321-001, as sitting member;

  Norair Ferreira do Carmo, Brazilian, married, Accountant, bearer of Identity Card RG no. 16220475, SSP-SP, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 05430700851, domiciled in the City and State of São Paulo, with business address at Rua Martiniano de Carvalho, 851, 170 andar, Bela Vista, São Paulo, SP, CEP 01321-001, as the respective substitute;

  Fabiana Faé Vicente Rodrigues, Brazilian, single, Lawyer, bearer of Identity Card RG no. 21321225, SSP-SP, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 177777148-05, domiciled in the City and State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 2277, 15° andar, conjunto 1503, Jardim Paulistano, São Paulo, SP, CEP 01452- 000, as sitting member;

  João Renato Pierre, Brazilian, single, Accountant, bearer of Identity Card RG no. 8357921, SSP-SP, inscribed in the Roll of Individual Taxpayers (CPF/MF) under no. 775985398-07, domiciled in the City and State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 2277, 15° andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000, as the respective substitute.

2
This page is part of the Minutes of the Extraordinary Shareholders’ Meeting of Telemig Celular Participações S.A.,
held on April 24, 2008, at 10:00 a.m.

The members of the Fiscal Council elected hereby will have a term of office valid from this date until the 2009 Annual General Meeting. There are no legal impediments to the investiture of said persons as members of the Fiscal Council. The resumes of the members elected herein have been filed at the Company’s headquarters.

Closure:

There being no further business to discuss, the Chairman offered the floor to anyone wishing to speak, and, as no one did, the Meeting was brought to a close and these minutes were drawn up, read, approved and signed by all attending shareholders, the Chairman and the Secretary. The shareholders authorized the publication of these Minutes without their signatures, pursuant to article 130, paragraph 2, of Law 6404/76.

Belo Horizonte, April 24, 2008.

Marcelo Luiz Pereira	Fabiana Paes Leme dos Reis
Chairman	Secretary

Attending Shareholders:
VIVO PARTICIPAÇÕES S.A.
(By proxy Bruno Bartijotto)

THE MASTER TRUST BANK OF JAPAN, LTD. RE
(By proxy George Washington T. Marcelino)

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF
(By proxy George Washington T. Marcelino)

STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
(By proxy George Washington T. Marcelino)

NORGES BANK
(By proxy George Washington T. Marcelino)

STATE STREET EMERGING MARKETS
(By proxy George Washington T. Marcelino)

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This page is part of the Minutes of the Extraordinary Shareholders’ Meeting of Telemig Celular Participações S.A.,
held on April 24, 2008, at 10:00 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano

Name:	Ernesto Gardelliano
Title:	Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.